Mid-Continent Capital, L.L.C.
STOCKS REQUIRING "13D" REPORTING
December 31, 2000

Percentage: 	5.00

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*
------------------------------	-----------	----------	----------
Alexandria Real Est Eq Pfd $2.375 Ser A	1400	70	0

